UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Osiris Therapeutics, Inc.

(Name of Subject Company)

Osiris Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

James Black

Chief Legal Officer

Osiris Therapeutics, Inc.

7015 Albert Einstein Drive

Columbia, Maryland 21046

(443) 545-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.

Leslie B. Reese, III, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Osiris Therapeutics, Inc., a Maryland corporation (“Osiris”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Smith & Nephew plc, an English public limited company (“Smith & Nephew”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Smith & Nephew, Parent and Purchaser with the SEC on March 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Osiris (the “Shares”) for a purchase price of $19.00 per Share, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection beginning with the heading “Cautionary Statement Regarding Forward-Looking Statements,” as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:01 a.m. Eastern Time on April 17, 2019. Equiniti Trust Company, in its capacity as depositary and paying agent for the Offer (the “Depository”), has advised Parent and Purchaser that, as of the Expiration Time, a total of 21,079,693 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 61% of the Shares outstanding as of the Expiration Time. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 416,982 additional Shares, representing approximately 1.2% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Time, Purchaser irrevocably accepted for payment all Shares tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 3-106.1 of the MGCL, Purchaser owns at least the percentage of Shares that allows it to adopt the Merger Agreement without a vote of the stockholders of the Company. Parent and Purchaser expect to complete the acquisition of the Company on April 17, 2019 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 3-106.1 of the MGCL. At the Effective Time, each Share then outstanding (other than Shares directly owned (a) by any of the Company’s subsidiaries and (b) by Purchaser immediately prior to the Effective Time) will be converted into the right to receive the Offer Price.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Osiris Therapeutics, Inc.

Dated: April 17, 2019	By:	/s/ Samson Tom
Name: Samson Tom
Title: President and Chief Executive Officer

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